BLACKBURN & STOLL, LC

Attorneys at Law

257 East 200 South, Suite 800

Salt Lake City, Utah 84111

Telephone (801) 521-7900

Fax (801) 521-7965

Eric L. Robinson

Direct (801) 578-3553

December 27, 2007

Ms. Pamela A. Long
Assistant Director

U.S. Securities and Exchange Commission

Washington, D.C. 20549-0404

Re:

Green Plains Renewable Energy, Inc.

Registration Statement on Form S-4

Filed on: December 5, 2007

File No. 333-147831

Dear Ms. Long:

This letter is submitted on behalf of Green Plains Renewable Energy, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) with respect to the Company's Registration Statement of Form S-4 that was filed on December 5, 2007 (the “Registration Statement”). We appreciate the careful review and the useful comments provided by the staff.  The accompanying amendment to the Registration Statement has been revised in response to the staff’s comment, has been revised to increase the number of shares being registered, and has been updated to reflect developments in the Company's business.

The following sets forth the SEC staff’s comments as reflected in the staff’s letter dated December 19, 2007, and the corresponding responses of the Company to those comments that require responses. Factual information was provided to us by the Company without independent verification by us. SEC staff comments are provided in italicized print and in numerical sequence in this letter, and the corresponding responses of the Company, where required, are shown in indented text.

Prospectus Cover Page

1. Disclose title and aggregate number of shares of common stock that are being registered and will be issued in connection with the proposed merger.

The cover page has been revised to include this information.

2. Disclose the consideration to be received by existing Green Plains Renewable Energy shareholders in the proposed merger.

The cover page has been revised to state that the shareholders of Green Plains Renewable Energy will receive no consideration in connection with the proposed merger.

Ms. Long

December 27, 2007

3. Briefly describe other material terms of the proposed merger.

The cover page has been revised to include this information.

4. State whether any national securities exchange or the Nasdaq Stock Market lists the securities being offered, naming the particular market(s) and identifying the trading symbol(s) for those securities.

The cover page has been revised to include this information.

Please contact the undersigned with any questions or comments regarding this letter. Thank you in advance for your assistance in this matter.

Very truly yours,
BLACKBURN & STOLL, LC
/s/ Eric L. Robinson
Eric L. Robinson

cc:

Mr. Wayne B. Hoovestol